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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
                   (UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO. 1)
                            ------------------------

                                  HASBRO, INC.
                                (NAME OF ISSUER)
                             HASBRO, INC. (ISSUER)
(NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   418056107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            PHILLIP H. WALDOKS, ESQ.
                       SENIOR VICE PRESIDENT -- CORPORATE
                          LEGAL AFFAIRS AND SECRETARY
                                  HASBRO, INC.
                              32 WEST 23RD STREET
                               NEW YORK, NY 10010
                                 (212) 645-2400
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                        ON BEHALF OF THE FILING PERSON)

                                    COPY TO:
                            THOMAS H. KENNEDY, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                               NEW YORK, NY 10036
                                 (212) 735-2526

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
                  $301,875,000*                                          $60,375

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* Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 17,250,000 shares of common stock, par value $0.50 per share, at the maximum tender offer price of $17.50 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: N/A                          Filing Party: N/A
     Form or Registration No.: N/A                          Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule
     14d-1.                                           [X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule
     13e-3.                                           [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the tender offer by Hasbro, Inc., a Rhode Island corporation, to purchase 17,250,000 shares, or such lesser number of shares as are properly tendered, of its common stock, par value $0.50 per share, including the associated preference stock purchase rights issued under the Rights Agreement, dated as of June 16, 1999, between Hasbro and BankBoston, N.A., as the Rights Agent, at prices not in excess of $17.50 nor less than $15.25 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the offer to purchase, dated February 29, 2000, and in the related letter of transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. Unless the context otherwise requires, all references to shares shall include the associated preference stock purchase rights. This Amendment No. 1 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. Copies of the offer to purchase and the related letter of transmittal are filed with this Amendment No. 1 to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

     The information in the offer to purchase and the related letter of transmittal, copies of which are filed with this Amendment No. 1 to the Schedule TO as Exhibit (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Amendment No. 1 to the Schedule TO by reference in answer to Items 1 through 11 of Schedule TO.

ITEM 12.  EXHIBITS.

(a)(1)(A)   Offer to Purchase, dated February 29, 2000
(a)(1)(B)   Letter of Transmittal
(a)(1)(C)   Notice of Guaranteed Delivery
(a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated February 29, 2000
(a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(F)   Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9
(a)(1)(G)   Summary Advertisement, dated February 29, 2000
(a)(2)-(4)  Not applicable
(a)(5)(A)   Press Release, dated February 25, 2000*
(a)(5)(B) Letter to shareholders from the Chairman of the Board of Directors of Hasbro, Inc., dated February 29, 2000
(b)         Citibank, N.A. $300,000,000 90-Day Revolving Credit Facility
            Commitment Letter, dated February 25, 2000
(d)         Not applicable
(g)         Not applicable
(h)         Not applicable

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* Previously filed on Schedule TO

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          HASBRO, INC.

                                          By: /s/ PHILLIP H. WALDOKS
                                            ------------------------------------
                                              Name: Phillip H. Waldoks
                                              Title:  Senior Vice President --
                                                      Corporate Legal Affairs
                                                      and Secretary

Dated: February 29, 2000

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                                 EXHIBIT INDEX

  EXHIBIT
  NUMBER                              DESCRIPTION
-----------   ------------------------------------------------------------
(a)(1)(A)     Offer to Purchase, dated February 29, 2000
(a)(1)(B)     Letter of Transmittal
(a)(1)(C)     Notice of Guaranteed Delivery
(a)(1)(D)     Letter to brokers, dealers, commercial banks, trust
              companies and other nominees, dated February 29, 2000
(a)(1)(E)     Letter to clients for use by brokers, dealers, commercial
              banks, trust companies and other nominees
(a)(1)(F)     Guidelines for Certification of Taxpayer Identification
              Number on Substitute Form W-9
(a)(1)(G)     Summary Advertisement, dated February 29, 2000
(a)(2)-(4)    Not applicable
(a)(5)(A)     Press Release, dated February 25, 2000*
(a)(5)(B)     Letter to shareholders from the Chairman of the Board of
              Directors of Hasbro, Inc., dated February 29, 2000
(b)           Citibank, N.A. $300,000,000 90-Day Revolving Credit Facility
              Commitment Letter, dated February 25, 2000
(d)           Not applicable
(g)           Not applicable
(h)           Not applicable

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* Previously filed on Schedule TO

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